Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo,
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

On 1 November 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.00.

Primary insider Terje Andersen (CFO in Orkla ASA) exercised 15,000 options and at the same time sold 15,000 shares in the market at a average price of NOK 98.92. After this transaction Andersen's holdings in Orkla ASA are 23,259 shares and 105,000 options.

A total of 8,629,675 options in Orkla have currently been issued. . Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,078,790 of its own shares.

Orkla ASA,
Oslo, 1 November 2007

IR contact:
Rune Helland, Tel.: +472254 4411

dw 11/15

END